UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hemcure, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-51543

Nevada (State or other jurisdiction of Incorporation or Organization)	20-5573204 (I.R.S. Employer Identification No.)

11839 East Smith Avenue Santa Fe Springs, CA 90670 (Address of Principal Executive Offices)

(562) 447-1780
(Registrant’s telephone number, including area code)

June 27, 2007

Hemcure, Inc.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement. References throughout this Information Statement to “Hemcure,”“we,” “us.”, and “our” are to Hemcure, Inc.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the board of directors (the “Board”) of Hemcure, Inc. The date of this Information Statement is June 27, 2007.

This Information Statement is being mailed to our stockholders of record as of June 26, 2007 and filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2007. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board.

On June 7, 2007 our sole director Bartly J. Loethen, appointed Arthur Liu as Chairman of the Board and Amy Liu, Celia Cheng and Robert Pearson to the Board of Directors. However, Mr. Pearson has since informed us that he does not wish to become a director at this time.  In connection with these appointments, Mr. Loethen tendered his resignation as a director, which resignation will be effective upon the appointment of the director designees named herein. Additionally, on June 7, 2007, Mr. Loethen resigned as our sole officer and Arthur Liu was appointed as Chief Executive Officer and Chief Financial Officer, Donald North was appointed as Vice President of Engineering, and Celia Cheng was appointed as Secretary.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of Hemcure’s directors occurs (otherwise than at a meeting of Hemcure’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF HEMCURE’S DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION OVERVIEW

On June 7, 2007, Hemcure, concurrently with the closing of a private placement of investment units to accredited investors (the “Offering”), consummated a reverse merger with AuraSound, Inc., a California corporation, by means of a voluntary share exchange among the stockholders of AuraSound and Hemcure. Concurrent with the close of the Offering, AuraSound and its stockholders, on the one hand, and Hemcure and a stockholder who is acting as an indemnitor, on the other hand, consummated the Amended and Restated Agreement and Plan of Share Exchange dated June 7, 2007 (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, Hemcure acquired 100% of the issued and outstanding shares of common stock of AuraSound and in exchange Hemcure issued to the AuraSound stockholders one share of Hemcure’s $0.01 par value common stock (each, a “Common Share”, collectively, “Common Shares”) for every share of the 11,505,305 AuraSound common shares acquired (the “Merger”).

Pursuant to the Offering, Hemcure offered to raise a minimum of $10,000,000 (the “Minimum Offering Amount”) and an initial maximum amount of $12,000,000 (the “Initial Maximum Offering Amount”) from the sale of up to 12,000,000 “Investment Units,” at the price of $1.00 per Investment Unit. Each Investment Unit is comprised of (i) one Common Share and (ii) one five year non-callable warrant to purchase one Common Share, at an exercise price of $1.50 per share (an “Investor Warrant”). Hemcure may, in its sole discretion, accept subscription agreements totaling more than $12,000,000.

Each investor in the Offering that purchased at least $3,000,000 of Investment Units has the option, for a period of twelve months from the closing date of the Merger, to purchase additional Units up to 50% of the dollar amount invested by such investor in the Offering at a price of $1.35 per Investment Unit, provided that the additional Investor Warrants included in such additional Investment Units will not be subject to cashless exercise (the “Additional Investment Option”).

At the closing of the Merger, Arthur Liu, AuraSound’s majority stockholder and Chief Executive Officer, entered into a Lock-Up Agreement, pursuant to which he agreed not to sell any Common Shares held by him for a period of twenty-four (24) months from the effective date of the Merger, except in connection with charitable gifts or for estate planning purposes, without the written consent of investors who purchased at least 60% of the Investment Units in the Offering.

Hemcure, Inc.

Hemcure, Inc. was incorporated under the laws of the state of Minnesota in 1986 to provide administrative and marketing services to physicians and physician groups. In April 1991 it ceased operations. It was re-domiciled to the state of Nevada in July 2006.

AuraSound, Inc.

AuraSound develops, manufactures and markets premium audio products. AuraSound specializes in the production of high sound pressure level, bass-rich, low distortion sound from compact acoustic transducers (speakers). AuraSound has invested in the development of innovative audio technologies for use in ultra high end home and professional audio products. AuraSound recently expanded its product line to the micro-audio market. Specifically, AuraSound has developed and is currently marketing undersized speakers that will deliver sound quality to devices such as laptops, flat-panel televisions and displays and mobile phones that it believes is far superior to the current sound quality found in these devices.

VOTING SECURITIES

Our authorized capital stock consists of 120,000,000 shares, par value $0.01 per share, consisting of 100,000,000 Common Shares and 20,000,000 shares of preferred stock.

Common Shares

Since the closing of the Merger and the sale of the Initial Maximum Offering Amount with gross proceeds to Hemcure of $12,000,000, Hemcure has issued and outstanding 25,505,305 Common Shares. In addition, Hemcure has reserved 24,333,890 Common Shares for issuance in respect of:

•	5 year warrants to purchase 12,000,000 Common Shares at an exercise price of $1.50 per share.

•	5 year warrants to purchase 3,200,000 Common Shares at an exercise price of $1.00 per share.

•	5 year warrants to purchase 245,000 Common Shares at an exercise price of $0.80 per share.

•
one-year options to purchase additional Investment Units by investors of $3,000,000 or more in the Offering. It is expected that two investors will qualify, which will result in reserving 8,888,890 Common Shares.

Dividend Rights

Subject to the rights of the holders of preferred stock, the holders of outstanding Common Shares are entitled to receive dividends out of funds legally available at the times and in the amounts that the Board of Directors may determine.

Voting Rights

Each holder of Common Shares is entitled to one vote for each Common Share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in Hemcure’s Articles of Incorporation, which means that the holders of a majority of the voting shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Holders of Hemcure’s Common Shares do not have preemptive rights, and the Common Shares are not convertible or redeemable.

Right to Receive Liquidation Distributions

Subject to the rights of the holders of preferred stock, as discussed below, upon Hemcure’s dissolution, liquidation or winding-up, the assets legally available for distribution to Hemcure’s stockholders are distributable ratably among the holders of Common Shares.

Preferred Stock

Hemcure does not have shares of preferred stock issued or outstanding. Hemcure’s Board of Directors, without obtaining the approval of its stockholders, may issue shares of preferred stock from time to time in one or more series and with such designations, preferences, rights, qualifications, limitations and restrictions as the Board approves. These designations, preferences, rights, qualifications, limitations and restrictions may include, but are not limited to, the power to determine

•	the redemption and liquidation preferences,

•	the rate of dividends payable, the time for and the priority of payment of the dividends, and whether or not the dividends will be cumulative,

•	the terms of conversion of the preferred stock into Common Shares, and

•	the voting power of the preferred stock.

Hemcure does not currently have plans to issue shares of its preferred stock.

BENEFICIAL OWNERSHIP

The following table presents information regarding the anticipated beneficial ownership of our Common Shares upon the closing of the Merger, with respect to:

each of our executive officers listed in the summary compensation table;

each of our directors;

all of our directors and executive officers as a group; and

each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Our Common Shares underlying options or warrants that are currently exercisable or that will be issued and exercisable within 60 days of June 27, 2007, are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in this table is based on 25,505,305 Common Shares issued and outstanding as of the closing of the Merger after giving effect to the sale and issuance of the Initial Maximum Offering Amount. Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more stockholders named below is AuraSound, Inc., 11839 East Smith Avenue, Santa Fe Springs, CA 90670.

PRINCIPAL STOCKHOLDERS TABLE

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Executive Officers and Directors:

Arthur Liu Director, Chief Executive Officer, Chief Financial Officer	10,603,303	41.6%
Donald North Vice President of Engineering	0	0.0%
Amy Liu Director	0	0.0%
Celia Cheng Director, Secretary	0	0.0%
Directors and officers as a group (4 persons)	10,603,303	41.6%

5% Stockholders:
Vision Opportunity Master Fund Ltd.	20,555,556	53.3%
RENN Capital Group or its affiliated investment vehicles	12,333,333	37.0%

CHANGE OF CONTROL

Concurrently with the initial closing of the Offering, which occurred upon receiving subscriptions for at least the Minimum Offering Amount, the Merger was accomplished by means of the Share Exchange Agreement, pursuant to which, among other things, Hemcure acquired 100% of the issued and outstanding shares of common stock of AuraSound and in exchange Hemcure issued to the AuraSound stockholders one Common Share for every share of AuraSound common stock acquired. As a result of the Merger and sale of 12,000,000 Investment Units:

•
the stockholders of AuraSound received, in exchange for their shares of AuraSound, 11,505,305 Common Shares which are expected to represent approximately 23.1% of Hemcure’s issued and outstanding Common Shares on a fully diluted basis;

•
the stockholders of Hemcure prior to the Merger (the “Hemcure Stockholders”) owned 2,000,000 Common Shares which represent approximately 4.0% of Hemcure’s outstanding Common Shares on a fully diluted basis, of which Next Stage Investments, Inc., an affiliate of the placement agent for the Offering, owns 1,229,476 shares which represent 2.5% of Hemcure’s issued and outstanding Common Shares on a fully diluted basis;

•
the investors in the Offering purchased 12,000,000 Investment Units comprised of 12,000,000 Common Shares and Investor Warrants to purchase up to 12,000,000 Common Shares, in addition to which each investor in the Offering that purchased at least $3,000,000 of Investment Units has the Additional Investment Option. The investors are expected to represent collectively approximately 66.0% of Hemcure’s outstanding Common Shares on a fully diluted basis;

•
for arranging bridge financing to AuraSound, the placement agent for the Offering received a warrant to purchase 245,000 Common Shares at an exercise price of $.80 per share, representing approximately 0.5% of Hemcure’s outstanding Common Shares on a fully diluted basis;

•
the lenders that provided the bridge financing to AuraSound received warrants to purchase a total of 3,200,000 Common Shares at an exercise price of $1.00 per share, representing approximately 6.4% of Hemcure’s outstanding Common Shares on a fully diluted basis;

Subject to compliance with applicable federal securities laws, as soon as practicable following consummation of the Merger, Hemcure will change its name to “AuraSound, Inc.” and procure a new trading symbol which bears a closer resemblance to its new name.

Since the consummation of the Merger and the initial closing of the Offering, Hemcure’s only business operations are those conducted by AuraSound.

CHANGES TO THE BOARD OF DIRECTORS

Set forth below is information regarding Hemcure’s current directors, executive officers and director designees.

Name	Age	Position

Bartly J. Loethen	43	Sole Director
Arthur Liu	67	Chairman of the Board Designee, Chief Executive Officer and Chief Financial Officer
Amy Liu	31	Director Designee
Celia Cheng	63	Director Designee, Secretary

Prior to the Merger, our sole officer and director was Bartly J. Loethen. On June 7, 2007, Mr. Loethen resigned from all offices held by him. Additionally, Mr. Loethen tendered his resignation as a director to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our stockholders (the “Effective Date”). In connection with the Merger, Mr. Loethen appointed Arthur Liu as Chairman of the Board and Amy Liu, Celia Cheng (collectively, the “Incoming Directors”), and Robert Pearson to join Arthur Liu as directors on the Board. However, Mr. Pearson has since informed us that he does not wish to become a director at this time.  The change in directors is expected to occur on the Effective Date. The Incoming Directors were nominated by the written consent of the sole director of Hemcure, Mr. Loethen.

None of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the Incoming Directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. While our Common Shares are not traded on any exchange, we have used Section 121A of the Rules of the American Stock Exchange to determine if our directors are “independent”. Using the definition of “independent” as set forth in Section 121A, we have determined that none of the Incoming Directors will be an“independent director”, nor will any of them have the qualifications of an audit committee financial expert.

Immediately prior to the closing of the Merger, we were a controlled company in that Next Stage Investments, Inc., an affiliate of the placement agent for the Offering, controlled over 50% of the voting power of our issued and outstanding Common Shares. Because we were a controlled company, nominations to our Board of Directors in connection with the Merger were not made by either a nominating committee comprised solely of independent directors or by a majority of independent directors. Instead, nominees to the Board of Directors were nominated only by Mr. Loethen. To date, due to our status as a controlled company, our Board of Directors has no policy with regard to the consideration of director-candidates recommended by stockholders.

We do not have specific minimum qualifications that a person must meet in order to serve on our Board of Directors. In adding the Incoming Directors, we sought out individuals who would be able to guide our new operations based on a number of traits including, but not limited to, business experience, knowledge of our industry, education and familiarity with operating a public company. To date, we have not paid any third parties to assist us in finding suitable candidates to serve as directors. We have not received a director-nominee recommendation from any stockholder, other than Mr. Loethen who controls one of our minority stockholders.

During the last fiscal year Mr. Loethen was our sole director. During the last fiscal year, there were no meetings of the Board of Directors, although the Board acted by written consent two times. We currently have no policy regarding the attendance of directors at an annual meeting of stockholders.

As noted below in the discussion titled “Committees of the Board of Directors”, we do not have a standing compensation committee because we have not paid compensation to our officers or directors.

The Board of Directors has not established a formal process for stockholders to send communications to its members. Any stockholder may send a communication to any member of the Board of Directors in care of our new address below:

Hemcure, Inc.
11839 East Smith Avenue
Santa Fe Springs, CA 90670

If a communication is sent to our address, we will forward any such communication to the Board member. If the stockholder would like the communication to be confidential, it should be so marked.

The current director and Incoming Directors of our Board are as follows:

Arthur Liu, Chairman of the Board Designee, Chief Executive Officer and Chief Financial Officer

Mr. Liu moved to the U.S. in 1991 and subsequently purchased and developed three companies: AuraSound, Alaris, a company engaged in developing computer video technologies, and InSeat Solutions, a company that develops and manufactures massage and heat components for chairs and sofas. Mr. Liu is currently operating AuraSound and InSeat and has since sold Alaris. Prior to moving to the U.S., Mr. Liu jointly established Universal Appliance Limited, a Hong Kong-based company in 1972 where he served as the owner and general manager. Mr. Liu took the company public on the Hong Kong Exchange in 1987 and sold his shares in 1990. Prior to establishing Universal Appliance Limited, Mr. Liu served as the Director of Engineering at an electronics company in Hong Kong. Mr. Liu began his career as a mechanical engineer at an automotive and electronics company in Taiwan. Mr. Liu is a graduate of the Navy Academy in Taiwan where he majored in mechanical engineering.

Amy Liu, Director Designee

Ms. Liu is a Senior Art Director at BLT & Associates in Los Angeles, California, a creative design agency where she oversees marketing projects for clients such as Paramount, Sony Pictures, Warner Bros and Universal. Ms. Liu graduated from the Art Center College of Design in Pasadena, California in 2000. Ms. Liu is the daughter of Arthur Liu.

Celia Cheng, Director Designee and Secretary

Ms. Cheng founded Qing Cheng Enterprises Ltd. in 1982. Qing Cheng Enterprises Ltd. was acquired by the Solomon Group (Taiwan), in 1995 and Ms. Cheng has served as Managing Director since that date. For the last 25 years, Qing Cheng Enterprises has been the primary distributor for Motorola Semiconductor’s (now ON Semiconductor) Southern region (includes Hong Kong, Taiwan, and southern China).

Bartly J. Loethen, Outgoing Sole Director

Prior to the Merger, Mr. Loethen was the sole officer and director of Hemcure. In connection with the Merger, Mr. Loethen resigned from all of his positions at Hemcure and has tendered his resignation as a director, which is expected to become effective on the 10th day following filing this information statement to the SEC. Mr. Loethen is an attorney and founding partner of Synergy Law Group, L.L.C. He practices corporate law. Mr. Loethen’s experience includes working with privately-held companies, public companies, mergers and acquisitions, private placement investments, financing transactions, and licensing matters, as well as general corporate matters. Prior to the practice of law, Mr. Loethen was a Revenue Agent with the Internal Revenue Service. Mr. Loethen holds a B.S./B.A. in Accounting from the University of Missouri (1986), is a certified public accountant, and received his J.D. from the University of Illinois College of Law (1994).

COMMITTEES OF THE BOARD OF DIRECTORS

We do not currently have a compensation committee, audit committee, or nominating and corporate governance committee. The functions customarily delegated to these committees have been performed by the board of directors. Because our company has been controlled by Mr. Bartley J. Loethen, who currently acts as the sole director, we believe that it is appropriate that our Board function without these committees.

EXECUTIVE OFFICERS

Additionally, in connection with Merger, Mr. Loethen resigned as our sole officer and Arthur Liu was appointed as Chief Executive Officer and Chief Financial Officer, Donald North was appointed as Vice President of Engineering, and Celia Chang was appointed Secretary.

The following is a brief description of our executive officers who are not also directors:

Donald North, Vice President of Engineering

Mr. North has served as AuraSound’s Engineering Director since 2005. Prior to his current position at AuraSound, Mr. North was a Loudspeaker Design Engineer at Harman International from 1999 to 2000 and served as a Transducer Engineer at AuraSound from 1995 to 1999. Mr. North began his career as an engineer for Boston Acoustics in 1995. Mr. North is the inventor of the patented Whisper transducer and has served as the lead project engineer and project manager for the R&D teams responsible for the creation of several AuraSound product lines including the Mobile Reference series of woofers and Monster Cable’s M Design series of home theater loudspeakers. Mr. North graduated from California Institute of Technology in 1994 with a B.S. in Engineering and Applied Science.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Hemcure’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of Hemcure’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Hemcure’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Hemcure’s common stock are required by SEC regulations to furnish Hemcure with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Hemcure, or written representations that no reports were required, Hemcure believes that for the fiscal year ended December 31, 2006 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Hemcure’s securities has filed a Form 3 with the SEC and has had no change of ownership since such filing. There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2006.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning all compensation paid to Hemcure’s sole Executive Officer for services to Hemcure in all capacities for the fiscal year ended June 30, 2006 indicated below.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year Ended June 30,	Salary	Bonus	Other Annual Compensation	Number of Securities Underlying Options
Bartly J. Loethen Chief Financial Officer, Treasurer, Secretary and Director	2006	--	--	--	--

Our executive officers and/or his respective affiliates will be reimbursed by the company for any out-of-pocket expenses incurred in connection with activities conducted on the company’s behalf. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of such expenses by anyone other than our Board, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Hemcure has not granted any stock options or stock appreciation rights or any awards under long-term incentive plans.

Hemcure has not entered into any employment, termination of employment or change-in-control agreements with Bartly J. Loethen, its former executive officer.

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Hemcure, Inc.

	By:	/s/ Arthur Liu
	Name:	Arthur Liu
	Title:	Chief Executive Officer
Dated: June 27, 2007